February 23, 2017

VIA EDGAR AND COURIER

Pamela Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:	Ardagh Finance Holdings S.A.
Amendment No. 2 to Registration Statement on Form F-1
Filed February 10, 2016
File No. 333-214684

Dear Ms. Long:

On behalf of Ardagh Finance Holdings S.A. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the Company’s registration statement on Form F-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on November 17, 2016.  Amendment No. 3 is being filed with the Commission in response to comments received from the Staff contained in your letter dated February 22, 2017 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comments, followed by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.  Page references included in the Company’s responses are to those contained in Amendment No. 3.

Unaudited Condensed Combined Pro Forma Financial Information, page 52

1.                                      We note your response to comment 2 of our letter dated January 11, 2017. Given that the €270 million dividend paid during the nine months ended September 30, 2016 appears to have exceeded earnings during the previous twelve months, please consider the guidance of SAB Topic 1:B.3. in determining whether offering shares should be reflected in your determination of pro forma earnings per share in addition to any offering shares for which the proceeds will be used to repay debt.

Response:  The Company respectfully advises the Staff that the pro forma information is expected to reflect all of the proceeds being used to repay debt.  Accordingly, all of the common shares issued are expected to be considered outstanding in the pro forma information.  In the event that the use of proceeds changes and all of the proceeds are not expected to repay debt, the Company will include the remaining shares as outstanding in the EPS pro forma information to give effect to the assumed repayment of the dividend.

2.                                      Please tell us what consideration you gave to also reflecting the issuance of the new January 2017 Senior Notes as well as the redemption of the 2019 Senior Notes in your pro forma financial information pursuant to Article 11 of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 53 to 62 of Amendment No. 3 to give effect to the issuance of the January 2017 Senior Notes and the redemption of the 2019 Senior Notes in both the condensed combined pro forma balance sheet and income statement as of and for the year ended December 31, 2016.

Financial Statements of Ardagh Finance Holdings S.A.

General

3.                                      We remind you of the financial statement updating requirements provided in Item 8.A.4 of the Form 20-F as well as Instruction 2 to Item 8.A.4 of the Form 20-F. Specifically, in the case of an initial public offering, the audited financial statements shall be as of a date not older than 12 months. This requirement may be waived in cases where you can represent that you are not required to comply with this requirement in any other jurisdiction outside the United States and that complying with the requirement is impracticable or involves undue hardship. We also remind you that this representation must be filed as an exhibit to the registration statement.

Response:  The Company acknowledges the Staff’s comment and has included audited financial statements as of December 31, 2016 and 2015, and for the three years ended December 31, 2016 in Amendment No. 3.

******************

We thank you for your prompt attention to this submission.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Enclosure

cc:           Ian Curley— Chief Executive, Ardagh Finance Holdings S.A.

Geoffrey E. Liebmann, Esq. — Cahill Gordon & Reindel LLP